Solarfun Releases New “E-Star” Line of PV Modules
New modules provide higher power output per unit area
than traditional PV modules

SHANGHAI, October 8, 2010 -- Solarfun Power Holdings Co., Ltd. ("Solarfun" or the "Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic ("PV") cells and modules in China, today announced the launch of its new E-Star line of PV modules. With their light weight and high efficiency,  E-Star modules are designed to satisfy the needs of small commercial and residential applications.

With an average 2% increase in peak watts per square meter of surface area, E-Star modules deliver higher power output compared to traditional PV modules. Each E-Star module is 3 kg lighter than a traditional module, making installation fast and easy.  The E-Star modules feature a basic frame configuration that simplifies overall system design and reduces the cost of materials. Attractive black or white aluminum frames allow them to easily complement many different design needs.

E-Star modules also feature improved low-light irradiance, further increasing output power.  They are designed and manufactured to deliver the same reliability as other Solarfun products, are certified to international ISO 9001 quality and ISO 14001 environmental standards, and are backed by Solarfun’s 25-year limited warranty. As with all of its products, Solarfun provides convenient local sales and technical support.

“We are pleased to release our latest high-performance module that combines high efficiency technology with a sleek new appearance,” said Dr. Mohan Narayanan, Vice President of Technology at Solarfun. “Our research efforts focus on developing new and innovative products that optimize performance and reliability.  With these new modules, we believe we are introducing a product that will be a great and visually attractive option for small residential and commercial applications.”

About Solarfun
Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices. Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia. Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program. For more information, visit: www.solarfun-power.com.
SOLF-G

- More -

SAFE HARBOR STATEMENT
This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct any forward-looking statements.

For further information, please contact:

Solarfun Power Holdings Co., Ltd.

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@solarfun-power.com

Media Contact:
Fancy Li
Senior Marketing Manager, Global
E-mail: fancy.li@solarfun-power.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  +86 158 1049 5326
E-mail:  rhu@ChristensenIR.com